Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 000-29938

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park
Singapore 118261
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Press release dated May 25, 2005
  - Pacific Internet Secures Wireless Spectrum for Nationwide Wireless Broadband Access Rollout in Singapore.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	May 26, 2005

Press Release

For Immediate Release

Pacific Internet Secures Wireless Spectrum for Nationwide Wireless Broadband Access Rollout in Singapore

SINGAPORE, 25 May 2005 --- Pacific Internet Limited (NASDAQ: PCNTF), the largest telco-independent Internet Communications Service Provider in the Asia Pacific region by geographic reach, today announced that it has secured the wireless spectrum rights from the Infocomm Development Authority of Singapore (IDA). The company secured a total of 30MHz of frequency spectrum in the 2.5GHz band, which is also one of the spectrum bands supported by the WiMAX Forum, an industry-led, non-profit corporation formed to provide and certify the compatibility and interoperability of Broadband Wireless Access (BWA) products. This spectrum rights will allow the company to deploy wireless broadband and fixed wireless services nationwide in Singapore. It will also compete with existing broadband technologies like ADSL and cable broadband, as well as 3G services offered by mobile operators.

Pacific Internet's Senior Vice President for General Business, Kevin Lim, said, "We bid for the rights to the spectrum as it will allow us to extend our business beyond the current wholesale model. With wireless broadband, we also look forward to lower cost of sales, resulting in better margins. At just over S$2 million for the spectrum rights, it is a fraction of the S$100 million paid by mobile operators for the 3G rights in Singapore. Pacific Internet looks forward to be the first in Singapore to offer the widest choice of broadband services - ADSL, cable and wireless broadband - as well as to offer more value-added services such as voice, security, collaboration and mobility solutions. This is in line with our More Than Just Internet proposition."

With the successful spectrum acquisition, Pacific Internet will be progressing on a commercial trial this year involving both corporate and consumer Internet users. The company is targeting a commercial rollout starting in 2006.

Mr Lim said, "We are working with both pre-WiMAX and WiMAX vendors for the trial. We believe that when the WiMAX standard led by Intel is eventually ready in 2006; all vendors will converge to the WiMAX standard, leading to more choices for BWA products and better economies of scale."

"Singapore is the headquarters for the Pacific Internet Group and it is also a country with a very supportive government who believes in positioning Singapore as the wireless hub for Asia. We intend to use Singapore as the test-bed for our wireless initiative and roll out to our other markets if it is successful," added Mr Lim.

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Editors' Note:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. More information at www.pacnet.com.

For further information:

Mervin Wang Pacific Internet Limited Office: (65) 6771 0780 Mobile: (65) 9798 6077 mervin.wang@pacific.net.sg

Cautionary Statement

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will, "would", "should", "could", "may" and "might". These statements reflect management's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.